UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

745 Boylston Street, 3rd Floor

Boston, Massachusetts 02116

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,658,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,658,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		482,877
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

482,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

3

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,255,022
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,255,022
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,255,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,416
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,141,237
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,141,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,141,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,255,022
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,255,022
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,255,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,416
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,883,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,883,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,883,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IA

9

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,883,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,883,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,883,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 002121101

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,658,360 Shares beneficially owned by Series One is approximately $10,589,629, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 482,877 Shares beneficially owned by Series Two is approximately $2,754,579, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,255,022 Shares beneficially owned by VSO II is approximately $34,004,001, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 487,416 Shares beneficially owned by VSO III is approximately $2,469,328, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 20, 2019, the Reporting Persons and the Issuer entered into a letter agreement (the “Agreement”) amending and restating that certain letter agreement dated as of July 26, 2019 between the Reporting Persons and the Issuer. Pursuant to the Agreement, promptly following the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”), but no later than December 15, 2019, the Issuer agreed to increase the size of the Board of Directors (the “Board”) by one to appoint the new Chief Executive Officer to the Board to fill the resulting vacancy. At any time during the Restricted Period (as defined below), the Reporting Persons have also been granted the right to identify an additional director (the “Additional Designee”) to the Board, whom the Reporting Persons can elect to either (i) be included in the Board’s slate for election at the 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”), which the Issuer has agreed to hold no later than May 31, 2020, or (ii) replace existing director Phillip J. Salsbury, no later than 15 days after being identified to the Issuer.

Pursuant to the Agreement, the Issuer also agreed to nominate Eric Singer and Tor R. Braham and any Additional Designee for election to the Board at the 2019 Annual Meeting and the 2020 Annual Meeting. Mr. Singer will continue to serve on each of the strategy, compensation and nominating and corporate governance committees of the Board. The other members of the strategy committee, which will be fixed at three directors during the Restricted Period, will remain as Mr. Braham and Peter Chung.

11

CUSIP NO. 002121101

In addition, at the 2020 Annual Meeting, the Board shall be reduced to six directors, with the Issuer agreeing to cap the size of the Board at six for the remainder of the Restricted Period.

Pursuant to the Agreement, the Reporting Persons agreed to vote their shares with the recommendations of the Board at each annual or special meeting of stockholders or action by written consent during the Restricted Period, subject to certain exceptions. The Reporting Persons are also subject to customary standstill obligations from the date of the Agreement until 30 days prior to the deadline for stockholder nominations at the 2021 Annual Meeting of Stockholders (the “Restricted Period”).

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 76,818,472 Shares outstanding, which is the total number of Shares outstanding as of October 28, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2019.

A.	Series One
(a)	As of the close of business on November 21, 2019, Series One beneficially owned 1,658,360 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,658,360
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,658,360
(c)	Series One has not entered into any transactions in the Shares during the past sixty days.
B.	Series Two
(a)	As of the close of business on November 21, 2019, Series Two beneficially owned 482,877 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 482,877
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 482,877
(c)	The transactions in the Shares by Series Two during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 002121101

C.	VSO II
(a)	As of the close of business on November 21, 2019, VSO II beneficially owned 5,255,022 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,255,022
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,255,022
(c)	The transactions in the Shares by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	VSO III
(a)	As of the close of business on November 21, 2019, VSO III beneficially owned 487,416 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,416
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,416
(c)	The transactions in the Shares by VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	VIEX GP
(a)	VIEX GP, as the general partner of each of Series One and Series Two, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One and (ii) 482,877 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,141,237
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,141,237
(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Series Two during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 002121101

F.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 5,255,022 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,255,022
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,255,022
(c)	VSO GP II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 487,416 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,416
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,416
(c)	VSO GP III has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, Series Two, VSO II and VSO III, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One, (ii) 482,877 Shares beneficially owned by Series Two, (iii) 5,255,022 Shares beneficially owned by VSO II and (iv) 487,416 Shares beneficially owned by VSO III.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,883,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,883,675
(c)	VIEX Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Series Two, VSO II and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
14

CUSIP NO. 002121101

I.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,658,360 Shares beneficially owned by Series One, (ii) 482,877 Shares beneficially owned by Series Two, (iii) 5,255,022 Shares beneficially owned by VSO II and (iv) 487,416 Shares beneficially owned by VSO III.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,883,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,883,675
(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Series Two, VSO II and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Agreement in Item 4 is hereby incorporated herein by reference.

As previously reported, VSO II purchased in the over-the-counter market American-style put options referencing an aggregate of 200,000 Shares, which had an exercise price of $7.50 and had an expiration date of November 15, 2019. On November 14, 2019, 67,200 Shares were delivered to VSO II upon assignment of 672 of these put options and on November 15, 2019, 132,800 Shares were delivered to VSO II upon assignment of 1,328 of these put options, as further detailed on Schedule A attached hereto, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter Agreement, dated November 20, 2019, by and among the Reporting Persons and the Issuer.

15

CUSIP NO. 002121101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

16

CUSIP NO. 002121101

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

17

CUSIP NO. 002121101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES TWO

Exercise of November 2019 Call Option ($2.50 Strike Price)[1]	150,900	2.5000	11/15/2019

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Delivery of Common Stock Upon Assignment of November 15, 2019 Put Option ($7.50 Strike Price)	67,200	7.5000	11/14/2019
Delivery of Common Stock Upon Assignment of November 15, 2019 Put Option ($7.50 Strike Price)	132,800	7.5000	11/15/2019
Exercise of November 2019 Call Option ($2.50 Strike Price)[1]	150,000	2.5000	11/15/2019
Exercise of November 2019 Call Option ($5.00 Strike Price)[1]	5,900	5.0000	11/15/2019

VIEX Special Opportunities Fund III, LP

Exercise of November 2019 Call Option ($2.50 Strike Price)[1]	210,500	2.5000	11/15/2019
Exercise of November 2019 Call Option ($5.00 Strike Price)[1]	5,800	5.0000	11/15/2019

1 Represents Shares underlying American-style call option exercised in the over-the-counter market with an expiration date of November 15, 2019